November 4, 2009

Mr. Frank B. Holding, Jr.
Chairman and Chief Executive Officer
First Citizens Bancshares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609

Re: First Citizens Bancshares, Inc.
     File No. 001-16715
     Form 10-K for the fiscal year ended December 31, 2008
     Definitive Schedule 14A filed March 20, 2009

Dear Mr. Holding:

       We have reviewed your filings and have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Cover Page

1. As we requested in comment 1 of our letter to you dated April 13, 2009, please file an amendment to your Form 10K to state your correct Commission File Number which is 001-16715 rather than "0-16471."

Mr. Frank B. Holding, Jr.
First Citizens Bancshares, Inc.
November 4, 2009
Page 2

Transactions with Related Persons, page 37

2. As we requested in comment 14 of our letter to you dated April 13, 2009,
    please file an amendment to your Form 10K to file as exhibits your
    agreements with First Citizens Bank and Trust Company, Inc., South
    Carolina, Southern Bank and Trust Company and The Fidelity Bank that you
    refer to on page 30 of your Proxy Statement.

Certification under Section 906

3. As we requested in comment 15 of our letter to you dated April 13, 2009,
    please file an amendment to your Form 10K to amend your certificate as
    follows:
    - correct the name of the document to which the certification relates
      which is the Form 10-K for the fiscal year ended December 31,
      2008 (rather than for "the quarter ended December 31, 2008";
    - delete the qualification that the certifications are "to his or her
      knowledge;" and
    - submit separate certifications for each of the individuals.

* * * * * * * * * * * * *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the
    disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments
    do not foreclose the Commission from taking any action with respect
    to the filing; and
·   the company may not assert staff comments as a defense in any
    proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

**In addition, please be advised that the Division of Enforcement has access to
all information you provide to the staff of the Division of Corporation Finance in
our review of your filing or in response to our comments on your filing.**

You may contact Sharon M. Blume, Branch Chief, at 202-551-3474 if you have
questions regarding comments on the financial statements and related matters. Please
contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any
other questions.

Sincerely,

Michael Clampitt
Senior Attorney